Pricing Supplement No. 45 Dated: October 4, 2004	Filed pursuant to Rule 424(b)(5)
(To Prospectus Dated December 15, 2003, and Prospectus Supplement dated June 9, 2004) This Pricing Supplement consists of 6 pages.	File No. 333-100944

Protective Life Insurance Company Depositor InterNotes® Issued Through Protective Life Secured Trust 2004-45

___________________

     This pricing supplement relates to $5,982,000 principal amount of Inflation-Protected InterNotesSM (the "notes") of Protective Life Secured Trust 2004-45 and should be read in conjunction with the prospectus dated December 15, 2003 relating to Protective Life Insurance Company's secured notes program and the prospectus supplement dated June 9, 2004 relating to secured notes referred to as InterNotes® to be issued under such program. Unless otherwise defined herein, capitalized terms used herein have the meanings given to them in the accompanying prospectus or prospectus supplement.

     Interest on the notes will be payable monthly in arrears on the tenth calendar day of each month (each an "Interest Payment Date"), commencing November 10, 2004, and will be at an annual rate equal to the Inflation Index Adjustment (determined as described in this Pricing Supplement under "Certain Note Terms"), plus 1.55% (155 basis points); provided, however, that the interest payable for the initial interest payment period will be at an annual rate equal to 4.20%; and provided further, that the interest rate for any interest payment period will in no event be less than 0.00%. The Inflation Index Adjustment for each interest payment period will be based on the percentage change in the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the "CPI"), which is published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor, and shall be calculated as described in this pricing supplement. The Inflation Index Adjustment may be a positive or negative rate in any interest payment period. The Inflation Index Adjustment will be calculated monthly and the interest rate will be reset monthly, accordingly.

The notes will mature and be payable at 100% of their principal amount on October 10, 2012 and will not be subject to redemption prior to maturity.
Investing in the notes involves risks. See "Additional Risk Factors" beginning on page 2 of this pricing supplement and "Risk Factors" beginning on page 6 of the accompanying prospectus.
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	Per Note	Total
Price to Public (1)…………………………………………	100.000%	$5,982,000
Purchasing Agents' discounts………………………….	1.300%	$77,766
Net Proceeds to the Trust (1)…………………………….	98.700%	$5,904,234

___________________
(1) Plus accrued interest, if any, from October 15, 2004, if settlement occurs after that date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Agents expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, New York, New York, on or about October 15, 2004.
___________________
Joint Lead Managers and Lead Agents
Banc of America Securities LLC	Incapital LLC

Agents
A.G. Edwards & Sons, Inc.	Bear, Stearns & Co., Inc.
Charles Schwab & Co. Inc.	Citigroup
Edward D. Jones & Co., L.P.	Fidelity Capital Markets, A Division of National Financial Services LLC
Merrill Lynch & Co.	Morgan Stanley
Raymond James	RBC Dain Rauscher Inc.
UBS Financial Services, Inc.	Wachovia Securities

___________________

Inflation Protected InterNotesSM is a servicemark of Incapital Holdings LLC.

ADDITIONAL RISK FACTORS

     The accompanying prospectus and this pricing supplement do not describe all of the risks and other ramifications of an investment in the notes. An investment in the notes entails significant risks not associated with an investment in a conventional fixed rate or floating rate debt security. Investors should consult their own financial and legal advisors about the risks associated with an investment in the notes and the suitability of investing in the notes in light of their particular circumstances, and possible scenarios for economic, interest rate and other factors that may affect their investment.

Historical changes to the CPI are not necessarily indicative of future changes.

     Movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically. As reported by the Bureau of Labor Statistics of the U.S. Department of Labor, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their relative importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. Investors should not rely on any historical changes or trends in the CPI as an indicator of future changes in the CPI. Changes in the CPI will impact the interest payable on the notes.

During periods of reduced inflation or deflation, the interest rate applicable to the notes for any interest payment period could be lower than 1.55% and as low as 0.00%.

     During periods of reduced inflation, the amount of interest payable on the notes will decrease. Therefore, if the Inflation Index Adjustment were to decrease to 1.00% based on the observed change in the CPI, for example, the interest rate in that period would be 2.55%. In a period of deflation, the Interest Index Adjustment would be negative which then could result in an interest rate below 1.55% and as low as 0.00%. For example, if the Inflation Index Adjustment were - 1.00%, the interest rate in that period would be 0.55% , and if the Inflation Index Adjustment were - 2.00%, the interest rate in that period would be 0.00%. The calculation of the Inflation Index Adjustment in respect of the CPI incorporates an approximate three-month lag, which will affect the amount of interest payable on the notes and may have an impact on the trading prices of the notes, particularly during periods of significant and rapid changes in the CPI.

Your interest rate is based upon the CPI. The CPI itself and the way the Bureau of Labor Statistics calculates the CPI may change in the future.

     There can be no assurance that the Bureau of Labor Statistics will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

CERTAIN NOTE TERMS
1.	Principal Amount: $5,982,000
2.	Trade Date: October 4, 2004
3.	Original Issue Date: October 15, 2004
4.	Authorized Denominations/Increments: $1000/$1000
5.	Stated Maturity Date: October 10, 2012
	a.	Amount Payable on the Stated Maturity Date: 100% of principal amount, plus accrued and unpaid interest thereon
6.	Interest Category: Floating Rate Notes (inflation protected note)
7.	Trustee: The Bank of New York
8.	Calculation Agent: The Bank of New York
9.	Interest
	a.	Interest Payment Frequency: Monthly, with a first period from and including the Original Issue Date to but excluding November 10, 2004
	b.	Interest Payment Dates: The 10th calendar day of each month, commencing November 10, 2004, or if such date is not a Business Day, the next succeeding Business Day
	c.	Regular Record Dates (not applicable unless different than as specified in the prospectus and prospectus supplement):
	d.	Base Rate: Inflation Index Adjustment.
	e.	Initial Interest Rate: 4.20%. For interest payment periods beginning after November 10, 2004 the interest rate will equal the base rate plus the spread.
	f.	Day Count: 360-day year of twelve 30-day months
	g.	Inflation Index Adjustment:
The formula for calculating the Inflation Index Adjustment is as follows:
Inflation Index Adjustment = [(Ref CPIn / Ref CPIn-12) - 1] x 100

The Inflation Index Adjustment will be calculated as of the Interest Rate Determination Date and will be rounded to the nearest one-hundredth of one percent. The Ref CPI will be determined as described below.

The Inflation Index Adjustment for purposes of the first coupon payment date of November 10, 2004 is 2.65%.
	h.	Spread: 1.55%. Spread Multiplier: None.
	i.	Initial Interest Reset Date (not applicable unless different than as specified in the prospectus and prospectus supplement): November 10, 2004.
	j.	Interest Reset Date: The 10th calendar day of each month.
	k.	Interest Rate Determination Date: 5th Business Day preceding the applicable Interest Payment Date
	l.	Minimum Interest Rate: 0.00% per year for each interest payment period
	m.	Maximum Interest Rate: [ ] Yes ______% [X] No.

CPI

          Definition. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors' and dentists' services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United Sates. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average. If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

Ref CPI

          Definition. The Ref CPI for any calendar month is the CPI for the third preceding calendar month. For example, the Ref CPI applicable to the August 10 Interest Payment Date is the CPI for May that is reported in June.

Ref CPIn : Ref CPI applicable to the month in which an Interest Payment Date occurs
Ref CPIn-12: Ref CPI applicable to the month 12 months immediately preceding the month in which an Interest Payment Date occurs

          Example. Assuming that the hypothetical CPI for May 2003 and May 2004 are 183.5 and 189.1, respectively, a principal amount of $100,000,000 and a Spread of 1.55%, the Inflation Index Adjustment and interest payment for August 10, 2004 would be calculated as follows:

Inflation Index Adjustment = [(Ref CPIn / Ref CPIn-12) - 1] x 100
= [(189.1 / 183.5) - 1] x 100
= 3.05%
Interest Rate Formula = ( 3.05% + 1.55%) x $100,000,000 x 30/360
= $383,333.33
CPI Contingencies. If the CPI for a particular month is revised, the previously reported CPI will continue to be used to calculate interest payments on the notes.

          In the event that the CPI is (1) discontinued, (2) in the judgment of the Secretary of the U.S. Treasury, fundamentally altered in a manner which is materially adverse to the interests of investors in U.S. Treasury Inflation-Linked Treasury Notes as described in the 61 Federal Register 50924-01 (the "Reference Treasury Securities"), or (3) in the judgment of the Secretary of the U.S. Treasury, altered by legislation or executive order of the President of the United States in a manner which is materially adverse to the interests of investors in the Reference Treasury Securities, the U.S. Treasury has indicated in its Appendix B to 31 Code of Federal Regulations Part 356 that, after consulting with the Bureau of Labor Statistics, or any successor agency, it will substitute an appropriate alternate index for the CPI for the Reference Treasury Securities. In such event, such alternate index will replace the CPI going forward and the index as so calculated and/or published by the U.S. Treasury or such other applicable agency shall be deemed to be a "Substitute Index".

          The U.S. Treasury has indicated that a change to the CPI would be considered fundamental if it affected the character of the CPI. Technical changes made by the Bureau of Labor Statistics to the CPI to improve its accuracy as a measure of the cost of living would not be considered fundamental changes. Technical changes include, but are not limited to, changes in:  (1) the specific items (e.g. apples or major appliances) to be priced for the CPI; (2) the way individual price quotations are aggregated to construct component price indices for these items (aggregation of item sub-strata); (3) the method for combining these component price indices to obtain the comprehensive, all-items CPI (aggregation of item strata); and (4) the procedures for incorporating new goods into the index and making adjustments for quality changes in existing goods. Technical changes to the CPI previously made or announced by the Bureau of Labor Statistics include introducing probability sampling to select the precise items for which prices are collected and the stores in which collection takes place, and changing the way in which price movements of major components, such as shelter costs for homeowners in the early 1980s and medical care costs beginning in 1997, are measured.

          In the event that (1) the CPI for a particular month is not reported, (2) the CPI for the base reference period is no longer published, or (3) the U.S. Treasury has failed to substitute an appropriate alternate index for the CPI in the circumstances contemplated in the preceding paragraph, in each case, as of the Interest Determination Date preceding an Interest Payment Date, the Inflation Index Adjustment for such Interest Payment Date shall be the Inflation Index Adjustment last determined with respect to an Interest Payment Date preceding such Interest Payment Date.

The following table sets forth the CPI from January 1999 to August 2004, as reported by the Bureau of Labor Statistics of the U.S. Department of Labor.
Month	2004	2003	2002	2001	2000	1999
January	185.2	181.7	177.1	175.1	168.8	164.3
February	186.2	183.1	177.8	175.8	169.8	164.5
March	187.4	184.2	178.8	176.2	171.2	165.0
April	188.0	183.8	179.8	176.9	171.3	166.2
May	189.1	183.5	179.8	177.7	171.5	166.2
June	189.7	183.7	179.9	178.0	172.4	166.2
July	189.4	183.9	180.1	177.5	172.8	166.7
August	189.5	184.6	180.7	177.5	172.8	167.1
September	--	185.2	181.0	178.3	173.7	167.9
October	--	185.0	181.3	177.7	174.0	168.2
November	--	184.5	181.3	177.4	174.1	168.3
December	--	184.3	180.9	176.7	174.0	168.3

          As previously stated, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically.

10.	CUSIP Number: 74367CBW4
11.	Survivor's Option: [X] Yes [ ] No
	Annual Put Limitation:	[X] $2,000,000 or 2%; or
[ ] $__________________ or _______%
	Individual Put Limitation:	[X] $250,000; or
[ ] $__________________
	Trust Put Limitation:	Not Applicable.
12.	Optional Redemption Terms: Not Applicable.
Optional Redemption Dates:
Initial Redemption Percentage:
Annual Percentage Reduction (if any):
	Redemption:	[ ] In whole only and not in part
[ ] May be in whole or in part
Additional/Other Terms: Not Applicable.
13.	Optional Repayment Terms: Not Applicable.
Optional Repayment Dates:
	Optional Repayment:	[ ] In whole only and not in part
[ ] May be in whole or in part
Additional/Other Terms: Not Applicable.
14.	Form of trust: [X] Delaware statutory trust [ ] Delaware common law trust
15.	Trust Expiration Date: 10/10/2012
16.	Special Tax Considerations: Not Applicable.

17.	Rating of Notes: S&P AA Moody's Aa3
18.	Securities Exchange Listing: [X] No [ ] Yes, Name of Exchange:______________
19.	Sinking Fund (not applicable unless specified):

Certain Funding Agreement Terms
Funding Agreement Issuer: Protective Life Insurance Company
Funding Agreement No.: GA-6044
Deposit Amount: $5,982,015
Issue Price: 100%
Effective Date: 10/15/2004
Interest Category: Floating Rate Funding Agreement
Interest Rate: Interest will be payable at the same rate and on the same terms as the interest on the notes, as set forth in item 9 under "Certain Note Terms".
Stated Maturity Date: 10/10/2012
Survivor's Option: [X] Yes [ ] No
If yes:
Annual Put Limitation:	[X] $2,000,000 or 2%; or
[ ] $__________________ or _______%
Individual Put Limitation:	[X] $250,000; or
[ ] $__________________
Trust Put Limitation:	Not Applicable.
Redemption: [ ] Yes [X] No
Early Redemption Dates:
Initial Redemption Percentage:
Annual Percentage Reduction (if any):
Redemption:	[ ] In whole only and not in part
[ ] May be in whole or in part
Repayment: [ ] Yes [X] No
Repayment Dates:
Repayment:	[ ] In whole only and not in part
[ ] May be in whole or in part
Rating of Funding Agreement: S&P AA Moody's Aa3
Additional Terms: Not Applicable.
Other Information
Rating of Program: S&P AA Moody's Aa3
Protective Life Insurance Company Insurer Financial Strength Rating: S&P AA Moody's Aa3